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                             August 16, 2021

       David M. Kastin, Esq.
       General Counsel
       Clever Leaves Holdings Inc.
       489 Fifth Avenue, 27th Floor
       New York, NY 10017

                                                        Re: Clever Leaves
Holdings Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
10, 2021
                                                            CIK No. 0001819615

       Dear Mr. Kastin:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences